FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	Head of Investor Relations
Jaime Montero	jprv@endesa.cl
Investor Relations Director
Endesa Chile	Irene Aguiló
(56-2) 634-2329	iaguilo@endesa.cl
jfmv@endesa.cl
Jacqueline Michael
jmc@endesa.cl

ENDESA CHILE ANNOUNCES ITS BOARD’S APPROVAL TO EXERCISE THE RIGHT OF FIRST OFFER
GRANTED BY CMS IN ACCORDANCE TO THE GASATACAMA SHAREHOLDER AGREEMENT

(Santiago, Chile, June 30, 2007) – Endesa Chile (NYSE: EOC) announced today:

     In accordance with articles 9 and 10 of the Securities Market Law and the General Norm N°30 of the Superintendence, and duly empowered by the Company’s Board of Directors, I hereby inform you the following Essential Fact agreed to be publicly announced today in an extraordinary session held today of the board of directors of the company.

     On this day, Endesa Chile has notified CMS Enterprises Company (CMS) of its decision to exercise, acting directly or through one of its subsidiaries, its right of first offer granted by CMS for their direct and indirect interests in the companies and vehicles that conform the denominated Proyecto Gasatacama, for an amount of US$80,000,000. This includes not only the 50% equity interest in all the companies and vehicles, but also the sponsor loans that CMS has granted to the vehicles of the Proyecto Gasatacama. This transaction will be settled within the period established in the Shareholders Agreement of Gasatacama (Atacama Consortium Agreement).

     On this same date, Endesa Chile and Southern Cross Latin America Private Equity Fund III, L.P. (Southern Cross) have subscribed a sale and purchase agreement for 50% of the direct and indirect participation of Endesa Chile in the Proyecto Gasatacama and of the sponsor loans associated to this participation, to the Southern Cross fund, for an amount of US$80,000,000. This transaction is subject to the condition that Endesa Chile proceeds to fully materialize the equity and sponsor loans sale and purchase agreement with CMS, described in the previous paragraph. Once the abovementioned terms have been met, the sale and purchase agreement will proceed in such a way that both transactions will become part of a single global operation.

     Both the exercise of the right to purchase the CMS stake as well as the sale and purchase agreement with Southern Cross, were subscribed taking into consideration a basic condition and a relevant element, the new contractual framework agreed by Gasatacama Generación S.A.. This contractual framework will allow to modify current electricity supply and capacity back up contracts which could also be extensive to other contracts in the future and would allow Gasatacama Generación S.A. to bear the difficult operational and financial situation that it has suffered.

Therefore, the conditions to be met in order to successfully conclude this transaction include:

(i)	Endesa Chile, acting directly or through one of its subsidiaries, exercises its right to purchase the 50% stake in the Proyecto Gasatacama owned by CMS
(ii)	CMS transfers to Endesa Chile the direct and indirect equity interests and the sponsor loans granted to the vehicles of the Proyecto Gasatacama
(iii)	Endesa Chile successfully transfers to Southern Cross its 50% equity stake and the sponsor loans granted to the vehicles of the Proyecto Gasatacama.

Yours sincerely,

Rafael Mateo Alcalá
CEO

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: July 03, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.